Exhibit 99.1
Press Release
Bangalore, February 26, 2010:
Wipro Limited (NYSE:WIT) today announced that it has completed its internal investigation relating to the embezzlement of funds by a Wipro employee that came to light in December 2009. The employee involved was a junior member of the company’s controllership team and the acts of embezzlement were first discovered by other employees at the company. Wipro responded promptly by appointing an internal investigation team to investigate the embezzlement under the direct supervision of the company’s Audit Committee.
The company’s internal investigation concluded that, while the matter should be taken seriously, the amounts embezzled were not material from a financial reporting perspective given the size of the company and the scale of its operations. The internal investigation revealed that the embezzlement involved only one employee who transferred from company’s bank accounts to his personal account in several transactions over a period of three years from November 2006. The employee who engaged in the embezzlement unfortunately chose to end his life a few weeks after his actions came to light.
Wipro reiterates its commitment to the highest standards of integrity and has put into place additional initiatives to help ensure Wipro’s financial controls and financial reporting remain unassailable by anyone within and outside the company. As part of these initiatives, Wipro has also made changes to certain key positions in the controllership team even though they were not involved in the embezzlement. However, their association and actions with the employee who embezzled had created a conflict of interest for them. Wipro continues to review and enhance its internal controls and procedures with the involvement of both internal personnel and external advisors. Wipro has zero-tolerance for any non-compliance with its policies and processes. Wipro takes pride in upholding the highest levels of integrity and corporate governance in its operations.
For Further Information, please contact:
Wipro Limited
Media: Radha Radhakrishnan +91 —80— 25056159
Investors: Rajendra Shreemal +91 —80 — 25056186
About Wipro Limited
Wipro Limited (NYSE:WIT) provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, IT enabled services, package implementation, software application
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development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro also has profitable presence in niche market segments of consumer products and lighting. Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange.
For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com, and www.wipro.in
Wipro’s forward looking and cautionary statements
Forward-looking and cautionary statements Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professonals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may. from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward- looking statement that may be made from time to time by or on behalf of the company.
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